OPTK – Optika Q4 2004 Optika Earnings Conference Call Jan. 21. 2004 / 9:00AM ET

Filed by Optika, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Optika Inc.

Commission File No. 000-28672

Corporate Participants

* Mark K. Ruport

   Chairman, President & CEO – Optika Inc.

* Steven M. Johnson

   CFO & EVP – Optika Inc.

* Jim Fanucchi

   Summit IR Group

Operator

All lines please stand by. Today’s teleconference is about to begin.

Good morning, everyone, and welcome to today’s Optika, Incorporated fourth quarter and fiscal year 2003 financial results conference call.

This call is being recorded, and will be available for playback through February 4, 2004. The replay number is (402) 220-9735.

At this time for opening remarks and introductions, I would like to turn the call over to Jim Fanucchi of the Summit IR Group. Please go ahead.

Jim Fanucchi, Summit IR Group

Good morning, everyone, and thank you for joining us today. In addition to this call being available by phone replay, it is being broadcast live on the investor relations page of Optika’s Web site at www.optika.com. A replay of the Webcast will be available through February 21, 2004.

Our speakers today are Mark Ruport, Chairman, President and Chief Executive Officer, and Steve Johnson, Executive Vice President and Chief Financial Officer of Optika.

Before I turn the call over to Mark, I want to remind you that any remarks that are made on this call or in our financial results release that are not historical in nature, including, but not limited to, market trends, our strategy, the features and benefits of our products and technology, expected financial results and condition, constitute forward-looking statements that are dependent on certain risk factors and uncertainties that could cause results to differ materially, including those risks and uncertainties discussed in the company’s Annual Report on Form 10-K for the year ended December 31, 2002, our most recent quarterly report on Form 10-Q, and other public filings with the SEC.

These forward-looking statements speak only as of the date hereof, and we undertake no obligation to update these forward-looking statements.

On January 12, 2004, Optika announced that it had entered into an agreement to merge with Stellent, Inc. In connection with the proposed merger, Stellent and Optika will file a joint proxy statement and prospectus with the Securities and Exchange Commission. Investors and security holders of Stellent and Optika are urged to read the joint proxy statement and prospectus, and other relevant materials when they become available, because they will contain important information about Stellent, Optika and the proposed merger.

Investors and security holders may obtain, without charge, copies of the joint proxy statement and prospectus and other relevant materials when they become available, and any other documents filed by Stellent or Optika with the Securities and Exchange Commission, at the SEC’s Web site. A free copy of the joint proxy statement and prospectus, and other relevant materials when they become available and any other documents filed by Stellent or Optika with the SEC, may also be obtained from Stellent and Optika.

I would now like to turn the call over to Mark Ruport.

Mark K. Ruport, Chairman, President & CEO – Optika Inc.

Thanks, Jim, and good morning, everyone, and thank you for joining our call this morning.

First, Steve Johnson, Optika’s CFO, will review the quarterly and the yearend financial results. And then I’ll provide an analysis of the quarter, as well as for the year.

As you might imagine, my phone’s been ringing off the hook ever since we announced that we just signed a definitive agreement to merge with Stellent. I’ve talked to lots of investors, customers, partners and employees, and I’ve collected a cross-section of questions that I’ll proactively address during the second half of today’s call.

At the conclusion of my remarks, Steve Johnson and I will be glad to answer any questions that you might have – Steve.

Steven M. Johnson, CFO & EVP – Optika Inc.

Thanks, Mark, and good morning, everybody.

Total revenue for our fourth quarter of 2003 was $5.6 million, which is the highest revenue we have achieved in more than four years. Fourth quarter revenue was up four percent, from $5.4 million in the third quarter of 2003, and up 14 percent from $4.9 million in the fourth quarter of 2002.

License revenue for the fourth quarter was $2.1 million, up five percent from $2 million in Q3, and up 22 percent from $1.7 million in the same period a year ago.

Maintenance and other revenue for the fourth quarter was $3.5 million, up four percent from $3.4 million in the third quarter, and up 10 percent from $3.2 million in the fourth quarter a year ago.

The increase in maintenance and other revenue was primarily due to the continued increase in our maintenance base from new customers and the customers, which were added from our acquisition of Select Technologies in May of 2003. We expect both service and maintenance revenues will increase in future quarters, as we continue to add new customers.

For fiscal 2003, we increased our total revenue by 11 percent, license revenue by 21 percent, and maintenance and other revenue by seven percent.

The substantial increase in license revenue resulted from a balanced combination of adding many new customers, as well as additional license revenue coming from our existing customer base, from both our direct and channel sales organizations.

During the year, we increased our license revenue as a percentage of total revenues from 32 percent in fiscal 2002, to 34 percent in fiscal 2003. We will continue to focus on increasing this ratio in fiscal 2004, by driving our license revenue.

Our international operations accounted for seven percent of total revenue in the fourth quarter, compared with 11 percent in the third quarter and 10 percent in Q4 of 2002. We expect total revenue from our international operations to remain within the eight to 12 percent range in future quarters.

Gross margin on license revenue in Q4 was 88 percent, compared with 90 percent in the third quarter and 92 percent in Q4 of 2002. Our overall margins were 79 percent in Q4, which is flat with the third quarter and up from 78 percent in the same period a year ago. We expect overall gross margins in future quarters to remain in the range of 75 to 80 percent.

Fourth quarter operating expenses increased by approximately $118,000 over the third quarter of 2003. Fourth quarter operating expenses include approximately $180,000 of expenses associated with negotiating the merger agreement with Stellent. We will continue to carefully manage our expenses as we grow our revenue over the next several quarters.

Net income for the fourth quarter was $279,000. Fourth quarter net income compares with a net income of $183,000 in Q3, and net income of $34,000 in the same period a year ago.

Basic net income per share was $0.03 cents in the fourth quarter. This compares with a basic net income of $0.02 per share in the third quarter, and a basic net income of $0.00 cents in Q4 of 2002.

Our balance sheet was in outstanding shape at the end of the fourth quarter. Cash and short-term investments at the end of the fourth quarter were $9.1 million, an increase of $1.2 million from our September 30th balance, and well above the guidance of cash and short-term investments balance of $8.3 million that we’d given in October.

The better than expected cash flow results were driven by a combination of outstanding accounts receivables collections, and approximately $450,000 of cash generated from the exercise of employee stock options.

Excluding the cash used for our acquisition of Select Technologies, our cash and short-term investments increased $1.4 million during 2003.

Our accounts receivable remain in excellent condition, with our day sales outstanding at the end of the fourth quarter at 66 days, which is a slight improvement compared with 68 days at the end of the third quarter.

Based on our current forecast for the first quarter, we expect revenue in the range of $5.1 to $5.5 million, representing an increase of 17 percent to 27 percent over Q1 of fiscal year 2003.

We expect earnings per share in the range of a basic net loss of $0.02 to basic income of $0.01. Our Q1 ‘04 EPS estimate excludes expenses associated with the proposed merger.

We expect our cash balance to remain at approximately $9.1 million, again, excluding the effects of any cash utilized for the proposed merger.

Our guidance assumes that Optika will remain as a standalone company for the entire quarter.

Based on our results for fiscal year 2003, and the announcement of our merger with Stellent, we believe we have an outstanding foundation for continued growth in our business.

I’d like to now provide you with a quick summary of the terms of our proposed transaction with Stellent, that were provided during the joint conference call we held with Stellent on January 12th.

In general terms, Optika’s common shareholders will receive .44 shares of Stellent common stock for each share of Optika common stock. This exchange ratio is subject to reduction, if the value to be received for each share of Optika common stock exceeds $4.00. The adjustment allows for our preferred shareholders to receive 20 percent of the aggregate value in excess of $4.00.

So let me give a hypothetical example, based on Stellent’s average closing stock price since Friday, January 9th, the last trading day before we announced the merger.

Before I provide this hypothetical example, I want to remind you that the final calculation will be based on the 10 trading day average closing price of Stellent stock, two trading days prior to closing. With that said, let me walk through a hypothetical calculation.

The average closing price of Stellent stock since January 9, 2004, is $9.35. Applying the .44 exchange ratio to the average closing price of $9.35 would yield a price per share of approximately $4.11 for each share of Optika common stock.

The excess of 11 cents would be split, with 80 percent going to Optika’s common stockholder and 20 percent going to Optika’s preferred stockholder. Using this 80/20 split, this would translate into a total of $4.09 for each share of Optika common stock. The $4.09 would be provided in the form of Stellent common stock.

Under this example, the adjusted exchange ratio for the Optika common shareholder would be approximately .437. It should be noted that if Stellent stock price, based on the 10 trading day average prior to the close, is at $9.09 or below, there would be no split with the Optika preferred shareholders, and the Optika common shareholders would receive the full .44 exchange ratio.

In short, the reason for this exchange ratio adjustment was to allow all of the stock consideration to be provided to the Optika common shareholders, if the value to be received is less than $4 per share, and to allow our preferred shareholders to share in some of the upside beyond $4 per share.

And with that, I’ll turn it back to Mark.

Mark K. Ruport, Chairman, President & CEO – Optika Inc.

Great. Thank you, Steve.

As Steve highlighted, we had another very good quarter. We started 2003 saying that we would focus on revenue growth, achieving sustained profitability and continuing to strengthen our balance sheet.

To achieve these results, we’ve continued our focus on delivering quality products and in ensuring the success of each and every one of our customers.

Additionally, our corporate message of increasing efficiency of operations, while ensuring compliance, is providing to be a strong differentiator in the market. Our certified integrations with leading ERP vendors were the major difference in several of our Q4 wins, and Acorde Record manager, exceeded our expectations for the second half of the year.

We have also continued to execute on our overall business plan. This highly focused execution, combined with the overall improvement in the economy, provided the cornerstones for our success in the second half of 2003.

I believe that this same focus and philosophy will provide the cornerstones of success, when upon regulatory and shareholder approval, we combine with Stellent. As I mentioned, I’ll return to that discussion later in the call.

Both our North American direct and channel organizations exceeded our original forecast for the quarter. On the direct side, we have significant wins at Petco, a PeopleSoft customer, Gables Residential, ServiceMaster and Regency – all J.D. Edwards PeopleSoft customers – and World Savings, a new Acorde Records Manager customer.

The North American channel secured additional product license revenue from Montgomery County, Pennsylvania, GlaxoSmithKline, the Federal Home Loan Bank and the Coca-Cola Bottling Company. In addition, we continued to strengthen our channel, and added five new resellers in North America – all in all, a very, very good quarter for our North American team.

The only area of disappointment for the quarter was the lack of revenue from our international operations. I believe that this is a direct result of our inability to adequately staff and support these operations, due to the current limitations of a company Optika’s size.

During the fourth quarter, we shipped Acorde 4.0 controlled release, and we announced yesterday that Acorde 4.0 GA will ship in the next 30 days. Acorde 4.0 is a significant release for several reasons.

First, we’ve extended our Web services infrastructure to enable interoperability with any application running on any platform. Second, our application interface tools have now been enhanced with our revolutionary business model framework, which provides the industry’s most elegant framework for developing, supporting and maintaining tight integrations to leading ERP systems.

And finally, Acorde 4.0 Records Manager has received DoD’s 5015.2 certification by the Department of Defense, which is fast becoming a requirement for any company wanting to compete in the growing records management market.

As I look back on 2003, I’m very pleased with what we have accomplished. We increased our license revenue by approximately 20 percent, and our total revenue by 11 percent. We expanded our product line with the acquisition of STI, and we successfully integrated both STI’s products and operations.

We ended the year with two very strong, profitable quarters. We also strengthened our balance sheet, generating $1.4 million of cash.

I’d like to now switch gears and discuss our recent announcement to merge with Stellent.

There were three main questions that we considered in looking at Optika’s business strategy. First, should Optika consider joining forces with another ECM player? And if yes, when?

Second, given that consolidating is the right business strategy, what type of strategic partner would provide us the best long-term opportunities? And finally, on what business trends would we be willing to join forces with another player? Let’s take these questions in order.

First, I definitely feel that the time is right to merge with a larger company. According to analysts like Gartner, the ECM market will be a $10 billion market in 2004, while another group predicts that by 2006, 60 percent of the Global 2000 companies will have standardized on an ECM company or platform.

The recent consolidation in the ECM market, which is being driven by buyers as well as by existing customers, has created bigger and stronger competitors with broader product sets. The industry’s consolidation has created six independent software vendors greater than $100 million, that will have a dominant share of the market.

We wanted to participate in a significant manner in this growing market. We had good momentum that could be leveraged, and I wanted to make sure that if we decided to do something, we were going to do it from a position of strength. So the timing was definitely right.

So, if consolidating was the right strategy, what characteristics would make a good partner for Optika? To begin with, I thought that it was vitally important to have a complementary product set. I didn’t want to have to rationalize redundant products like some of the other combinations that we have seen lately will need to do.

I was also looking for ways to leverage our products, both internationally and with larger systems integrators. Our products are in great shape, and we need a bigger platform from which to market them around the world.

And finally, I wanted a combination with a strong balance sheet and a customer base that would allow us to invest and build a leadership position in the market. Stellent obviously meets all these requirements and more.

The final issue then was, under what business terms would we be willing to do a deal? Our focus in determining the business terms of the transaction were, first, to ensure that we were receiving a fair valuation for the company.

The second focus was to negotiate a split, with the consideration between our preferred shareholders and our common shareholders.

Based on all the research that our financial advisors and we performed, we concluded that a valuation that is approximately three times our last 12 months’ revenue was an outstanding valuation that would be difficult to improve upon.

The difficulty then centered around the split of the consideration between the preferred shareholders and our common shareholders. The terms of the Thomas Weisel Partners preferred investment provided them with a liquidation preference entitling them to $22.5 million. We were able to arrive at agreed upon liquidation of $10 million in cash and some potential upside.

I am convinced that the result of this negotiation is that our common shareholders should receive a fair value for their stock as of today, and more importantly, provide them with an opportunity for growth going forward, without the burden of the preferred preference.

Over the last few years, we’ve managed Optika by doing what was in the best long-term interests of our customers, partners, employees and shareholders. It is with that same philosophy that we entered the definitive agreement to merge with Stellent.

Stellent is definitely the right company for Optika. As a journalist in a recent “KM World” article said, “Stellent and Optika are in many ways inverted mirrors of one another, when looking at their crossover offerings. Where one has a weakness, the other has a strength. Optika has roots embedded deeply in the imaging and workflow arena, where they have been a technical innovator for years. Those core competencies will significantly enhance the Stellent offering.”

As you know, Optika addresses back-office, fixed content associated with mission-critical, line-of-business and ERP systems. Stellent addresses dynamic or consumable content, published and deployed to intranets, extranets and public Web sites.

Together, we will have the industry’s broadest product set. Our combined customer base of over 3,500 customers, presents an extraordinary opportunity to cross-sell each of the products and solutions. We estimate that we have only about a 10 to 15 percent overlap in our customer base.

Stellent also generates approximately 30 percent of its revenue from its international operations. We intend to leverage their presence in Europe and Asia immediately upon the close of this transaction.

And finally, the financial strength of their combined company, with a $100 million annual run rate, over $70 million in cash and lower debt will ensure our inclusion in every enterprise content management procurement anywhere in the world.

There is no doubt in my mind that we will be able to realize immediate revenue and expense synergies that will help growth – help ensure growth and sustained profitability, not only in the near term, but as we continue to build long-term value for our shareholders.

Steve and I will now be glad to answer any questions that you might have.

Questions and Answers

Operator

Thank you. And at this time, if you would like to ask a question, simply press star one on your touch-tone phone.

And if you are using speaker equipment, please lift your handset prior to pressing star one. And to cancel your question is star two.

At this time, gentlemen, I show no questions.

Mark K. Ruport, Chairman, President & CEO – Optika Inc.

Well, thank you very much. I know there’s a lot of information there.

If you do have any follow-up questions, please don’t hesitate to either call Steve Johnson or myself. Or, you can direct the questions to Jim Fanucchi at the Summit IR Group.

Thank you very much for your time today.

Operator

Thank you. This concludes today’s teleconference. Thank you for your participation, and have a great day. You may disconnect at this time.

END

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Stellent/Optika merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Optika and Stellent are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the Stellent and Optika suite of products, failure of the market for enterprise content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Stellent and Optika’s Securities and Exchange Commission reports. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Stellent and Optika’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this document.

INFORMATION CONCERNING PARTICIPANTS

Each of Stellent and Optika and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders in favor of the transaction. Information about the directors and executive officers of Stellent may be found in Stellent’s definitive proxy statement for its 2003 annual meeting of stockholders and in Stellent’s annual report on Form 10-K for the fiscal year ended March 31, 2003. Information about the directors and officers of Optika may be found in Optika’s definitive proxy statement for its 2003 annual meeting of stockholders and in Optika’s annual report on Form 10-K for the fiscal year ended December 31, 2002. In addition, information regarding the interests of Optika’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Stellent and Optika will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF STELLENT AND OPTIKA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STELLENT, OPTIKA AND THE PROPOSED MERGER. Investors and security holders may obtain without charge copies of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Stellent or Optika with the Securities and Exchange Commission at the SEC’s web site at http://www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Stellent or Optika with the SEC, may also be obtained from Stellent and Optika. In addition, investors and security holders may access copies of the documents filed with the SEC by Stellent on Stellent’s website at www.Stellent.com. Investors and security holders may obtain copies of the documents filed with the SEC by Optika on Optika’s website at www.Optika.com.